Filed pursuant to Rule 433
Registration No. 333-200089

Dated October 14, 2015

U.S.$1,000,000,000

The Bank of Nova Scotia

U.S.$1,000,000,000 2.35% Senior Notes Due 2020

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U.S.$1,000,000,000 2.35% Senior Notes due 2020

Issuer:	The Bank of Nova Scotia (the “Bank”)
Title of Securities:	2.35% Senior Notes due 2020 (the “Notes”)
Principal Amount:	U.S.$1,000,000,000
Maturity Date:	October 21, 2020
Price to Public:	99.967% of the principal amount of the Securities, plus accrued interest, if any, from October 21, 2015
Underwriters’ Fee:	0.350%
Net Proceeds to the Bank After Underwriters’ Fee and Before Expenses:	U.S.$996,170,000
Coupon (Interest Rate):	2.35%
Re-offer Yield:	2.357%
Spread to Benchmark Treasury:	T +107 basis points
Benchmark Treasury:	1.375% due September 30, 2020
Benchmark Treasury Yield:	1.287%
Interest Payment Dates:	April 21 and October 21 of each year, commencing on April 21, 2016
Day Count / Business Day Convention:	30/360; Following, Unadjusted
Trade Date:	October 14, 2015
Settlement Date:	October 21, 2015 (T+5)
CUSIP / ISIN:	064159GW0 / US064159GW01

Underwriters:

Underwriter	Principal Amount of Senior Notes due 2020 to Be Purchased
Scotia Capital (USA) Inc.	U.S.$ 200,000,000
J.P. Morgan Securities LLC	200,000,000
Morgan Stanley & Co. LLC	160,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	150,000,000
Wells Fargo Securities, LLC	150,000,000
Barclays	50,000,000
Citigroup Global Markets Inc.	30,000,000
Deutsche Bank Securities Inc.	20,000,000
Goldman, Sachs & Co.	20,000,000
HSBC Securities (USA) Inc.	20,000,000
Total	U.S.$ 1,000,000,000

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The Bank has filed a registration statement (File No. 333-200089) (including a base shelf prospectus dated December 1, 2014) and a preliminary prospectus supplement dated October 14, 2015 (including the base shelf prospectus, the “Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website, which may be accessed at www.sedar.com. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling Scotia Capital (USA) Inc. at 1-800-372-3930, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, J.P. Morgan Securities LLC at 212-834-4533, Morgan Stanley & Co. LLC at 1-866-718-1649 and Wells Fargo Securities, LLC at 1-800-645-3751.

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